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                                                                  EXHIBIT(a)(ii)


FOR:  THE SERVICEMASTER COMPANY

APPROVED BY:  VERNON T. SQUIRES
              SENIOR VICE PRESIDENT
              AND GENERAL COUNSEL

For further information contact:
Claire Buchan, VP Comm, (630) 271-2150
Bruce Duncan, VP IR, (630) 271-2187
Steve Preston, CFO, (630) 271-2637

FOR IMMEDIATE RELEASE
April 7, 1999

                      SERVICEMASTER ANNOUNCES EXPIRATION
                      ----------------------------------
                     FOR HART-SCOTT-RODINO WAITING PERIOD
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     DOWNERS GROVE, Illinois--ServiceMaster (NYSE:SVM) today announced the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Act applicable to the pending acquisition of American Residential Services, Inc. (NYSE:ARS) by ServiceMaster.

     ServiceMaster and ARS have previously announced that their Boards of Directors have approved a definitive agreement under which ServiceMaster will acquire ARS. ServiceMaster initiated a cash tender offer for all the outstanding shares of American Residential Services on April 5, 1999 at a price of $5.75 per share. The offer is subject to certain conditions, including the tender of at least 52 percent of the outstanding ARS common shares. The offer and withdrawal rights are scheduled to expire at 11:59 p.m. New York City Time on April 26, 1999, unless the offer is extended.

     ServiceMaster serves more than 10.5 million customers in the United States.
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and in 41 countries around the world, with annual customer level revenue of $6.4 billion. ServiceMaster is a network of quality service companies with two major operating segments, ServiceMaster Consumer Services and ServiceMaster Management Services.

     ServiceMaster Consumer Services now includes eight market-leading companies--TruGreen-ChemLawn, Terminix, American Home Shield, Rescue Rooter, ServiceMaster Residential and Commercial Services, Merry Maids, AmeriSpec and Furniture Medic--which operate through the ServiceMaster Quality Service Network of approximately 5,800 U.S. Company-owned locations and franchised businesses.

     ServiceMaster Management Services is the leading facilities management company serving health care, education, and business and industrial facilities with management of plant operations and maintenance, housekeeping, clinical equipment maintenance, food service, laundry, grounds and energy.

     In accordance with the Private Securities Litigation Reform Act of 1995, the Company notes that statements that look forward in time, which include everything other than historical information, involve risks and uncertainties that may affect the Company's actual results of operations. Factors which could cause actual results to differ materially include the following (among others): weather conditions adverse to certain of the Company's Consumer Services businesses, the entry of
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additional competitors in any of the markets served by the Company, labor shortages, consolidation of hospitals in the healthcare market, the condition of the U.S. economy, the inability of key suppliers to achieve timely Y2K compliance in their delivery systems or the inability of the Company to make its own systems Y2K compliant, and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission.